KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR

June 23, 2023

Ms. Stacie Gorman

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Connect Invest II LLC Offering Statement on Form 1-A Post-Qualification Amendment No. 2 File No. 024-11466

Dear Ms. Gorman:

This letter is submitted on behalf of Connect Invest II LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Post-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on May 17, 2023 (“PQA No. 2”), as set forth in your letter dated June 5, 2023 addressed to Mr. Todd B. Parriott, Chief Executive Officer (the “Comment Letter”).  The Company is concurrently filing an amendment to PQA No. 2 (the “Amendment”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to the Amendment.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company. Capitalized terms used herein and not otherwise defined have the meaning given to them in the Amendment.

Post-Qualification Amendment No. 2 to Offering Statement Form 1-A

General

1.	We note that, in the initial Form 1-A, you stated that the notes "will have a stated, fixed interest rate, ranging from 3.0% to 6.5%," depending on the series. However, since then, by a post-qualification amendment in 2022, you revised the interest rates of the notes, and stated in the post-qualification amendment that the notes "will have a stated, fixed interest rate, ranging from 4.5% to 8.5%," depending on the series. You also

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revised the interest rates through supplements, and the interest rates currently reflected in this post-qualification amendment range from 7.5% to 9.0%. You have also revised the maturity dates of each series and added a redemption plan. Please provide a legal analysis as to whether these revisions to the terms of the notes resulted in the issuance of new securities. Additionally, please advise why you believe it was appropriate to change the interest rates via supplement instead of a post-qualification amendment when there was no indication in the initial Form 1-A or the post-qualification amendment that the interest rates would change.

Response: Initially, it is important to note that the changes to the maturity dates of the three series of notes was effected through the Company’s Post-Qualification Amendment No. 1, which was qualified by the Commission on March 31, 2022 (“PQA No.1”), and the maturity dates have not been revised since that time. The Company discontinued sales of notes with the shorter maturity dates as of the of qualification of PQA No.1 and noted the differences in maturity dates of the three classes in its accounting records. In addition, as described in the two supplements filed with the Commission that announced the changes in interest rates, the increased interest rates were applicable to all notes of the respective classes, including the notes of each class that were outstanding as of the date of the rate change. Based on the analysis provided below, the Company concluded that increased interest rates payable on all notes of a particular series, regardless of issue date, did not represent a “fundamental change in the information set forth in the offering statement.” Accordingly, the Company determined that the Rule 252(f)(2)(ii) of Regulation A requirement to file a post-qualification amendment to reflect a fundamental change was not applicable and that a supplement would suffice to announce the interest rate increases.

While the Commission has not defined the term “fundamental change,” it has provided some guidance regarding the differences between “material” and “fundamental” in various interpretive materials. When discussing the differences between filing a post-effective amendment and a prospectus supplement, the Commission has stated that a fundamental change is one that relates to a major change in the issuer’s operations or a change in the business or operations of the registrant that would necessitate a restatement of the financial statements. The Commission has also indicated that a registrant using a shelf registration statement for a series of debt offerings would be able to sticker [or supplement] the prospectus to reflect changes in, among other things, interest rates and maturities—noting that while such information is material to any investor in the securities it does not represent a fundamental changes in the information set forth in the registration statement when all other details remain the same. [1982 SEC Integrated Disclosure Adoptions, Securities Act Release No. 33-6383 (March 3, 1982)] While these interpretations were made in the context of the filing of a registration statement under the Securities Act of 1933, as amended, the Company believes these are highly instructive in determining the applicability of Rule 252(f)(2)(ii). As noted above, all information contained in PQA No. 1 (as qualified by the Commission) relating to the notes, other than the increases in interest rates, remained the same.

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The Company has added disclosure in the Amendment on the cover page of the offering circular and pages 5 and 30 to clearly state that the only notes being currently offered by the Company under PQA No. 2 are the Series A Notes, the Series B Notes and the Series C Notes, all of which are fixed rate notes. The disclosure also states that the Company reserves the right to issue additional series of notes with different interest rates and different maturities but will only do so pursuant to a post-qualification amendment to the offering statement that describes the terms of the new notes.

2.	As the interest rates of your notes have been revised, please revise to clearly disclose that the notes are variable rate, not fixed rate. Please also revise to clearly describe your pricing method for these notes. In this regard, we note that Form 1-A requires that issuers specify the price of the securities being offered, meaning that the interest rate payable on the notes must be calculable by investors or determined by reference to a formula with publicly available inputs (e.g., by reference to a benchmark). Please also revise to clarify whether the new interest rate is applicable to previously issued notes.

Response: As stated in the response to Comment No. 1, the Company has added disclosure in the Amendment to make clear that the notes being issued have the fixed interest rates described in the offering circular and that any notes with different terms will be described in and issued under a post-qualification amendment to PQA No. 2. Accordingly, the Company respectfully submits that no additional disclosure is required to address variable interest rate issues, including any pricing method for the notes.

The Company has also added disclosure making it clear that all Series A Notes and Series B Notes outstanding on December 20, 2022 or issued thereafter bear interest at the rate of 7.5% and 8.0%, respectively, from such date or the date of issue through maturity, and any Series C Notes outstanding on October 6, 2022 or issued thereafter bear interest at the rate of 9.0% from such date or the date of issue through maturity.

3.	We note your disclosure on page 29 that noteholders have the option to roll over notes at maturity. Please disclose the impact that this has on the offering cap applicable to 1-A filings and clarify how you will address these new issuances. Please also explain to us whether there were any noteholders of a particular series who have rolled over into notes with terms different than the terms of the securities they originally held (e.g., at the current interest rate applicable to a particular series). Please also revise your cover page to clarify for each series of notes, at each maturity date and interest rate, the aggregate amount of securities that have been sold.

Response: In response to the Staff’s comment, the Company has added disclosure on page 30 of the Amendment to discuss the impact that the rolling over of notes at maturity has on the offering cap applicable to 1-A filings and to clarify how these new issuances are addressed. Additionally, the disclosure on the cover page has been revised to state the aggregate number of notes for each series that have been sold to date.

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The Company also hereby advises the Staff that since the interest rates on the notes for each series were increased effective as of the date of the respective announcement all noteholders who rolled their investment into notes of the same series received the new notes with identical terms.

4.	We note that, via supplement, you added a note redemption plan to the offering. Please advise why you believe it was appropriate to add this term via supplement. In addition, please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

Response: The Company hereby advises the Staff that the Company, based on the analysis described in response to Comment No. 1 above, determined that the adoption of the note redemption plan was not a “fundamental change” and, therefore, could be disclosed by way of a supplement as opposed to a post-qualification amendment.

In further response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of tender offer rules to the Company’s noteholder redemption plan, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

Response: In response to the Staff’s comment, the Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its note redemption plan. The Company agrees to contact the Division of Trading and Markets if it has any questions regarding whether the Company’s noteholder redemption plan is entirely consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

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If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts

Kenneth L. Betts

cc:	Mr. Todd B. Parriott Connect Invest II LLC